Actions Semiconductor Reports Record Results for Fourth Quarter
and Full Year 2006
Q4 Net Revenues of $49.5 Million
2006 Net Revenues of $170.4 Million

ZHUHAI, China, February 6, 2007 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported record financial results for the fourth quarter and year ended December 31, 2006.

All financial results are reported on U.S. GAAP basis.

Revenue for the fourth quarter of 2006 was $49.5 million, a 24% increase over revenue of $39.9 million for the fourth quarter of 2005, and an 8% increase over revenue of $45.7 million for the third quarter of 2006. Revenue for the year ended December 31, 2006 was $170.4 million, a 14% increase over revenue of $149.6 million for the year ended December 31, 2005.

Net income for the fourth quarter of 2006 was $21.3 million, or $0.25 per ADS, compared to $19.9 million, or $0.24 per ADS,for the fourth quarter of 2005, and compared to $20.5 million, or $0.24 per ADS, for the third quarter of 2006. Net income for the full year of 2006 was $74.8 million, compared to $73.6 million reported for the full year 2005. Net income per ADS was $0.87 for 2006 based on 86 million ADS, compared to the $0.91 per ADS reported for the full year 2005 based on 80.5 million ADS.

Actions Semiconductor reported operating margins of 43.1% and gross margins of 51.9% for the fourth quarter of 2006. For the full year of 2006, operating margin was 44.7%, and gross margin was 55.5%. The Company ended the year with $137.8 million in cash and cash equivalents, and $45.7 million in time deposits, which have original maturity of more than three months but less than one year.

“We achieved another year of record results in 2006 with revenues topping $170 million, unit shipments at all-time highs, and excellent market reception of our Series 9. We started to ship samples of our latest Series 13, which positions us for another year of continued market leadership,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “In fact, for 2006, Actions remained the clear market leader with the dominant market share position in terms of Personal Media Player SOC units shipped worldwide. In just the fourth quarter, Actions shipped in excess of 24 million units, which we believe accounted for approximately 50% of the units shipped worldwide.”

“In addition to delivering record revenues in 2006, we continued our track record of exceptional profitability and technology innovation,” continued Mr. Yeh. “Both annual gross and operating margins were at healthy levels: 55.5% and 44.7% respectively, again placing Actions in the upper tier of profitability for fabless semiconductor companies worldwide. On the technology front, samples distributed earlier this month of our Series 13 with full video functionality have been well-received. The Series 13 product family enhances Actions’ competitive position by expanding our higher end product offerings. We continued to make excellent progress in broadening and advancing our product mix, with over 60% of our fourth quarter revenues derived from sales of our 9 Series. In addition, we have completed the production transition of our products to 0.18 micron process technology, which will help us to maintain our excellent cost profile. We are optimistic about the tremendous opportunities that lie ahead, and look forward to working with our valued partners to continue building a world-class fabless consumer semiconductor company,” concluded Mr. Yeh.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The company undertakes no obligation to update these statements.

For the quarter ended March 31, 2007, Actions Semiconductor estimates revenue in the range of $34 to $37 million, and, fully diluted earnings per ADS of $0.15 to $0.19.

Conference Call Details

The Actions Semiconductor Fourth Quarter teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Tuesday, February 6, 2007. To participate in the live call, analysts and investors should dial (800) 706-7745 or (617) 614-3472 and enter passcode 75524559 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available through February 13, 2007, by dialing (888) 286-8010 and entering the passcode: 51626654. Callers outside the U.S. and Canada may access the replay by dialing (617) 801-6888 and entering the passcode: 51626654.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering and secondary offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:
Suzanne Craig or Lisa Laukkanen	Calvin Lau
The Blueshirt Group	Director of Investor Relations
suzanne@blueshirtgroup.com	Actions Semiconductor
lisa@blueshirtgroup.com	+86-756 3392 353 *1018
415-217-4962 or 415-217-4967
Chung Hsu
Director of Business Development
Actions Semiconductor
Chung@actions-semi.com
+86-756 3392 353 *1015

Actions Semiconductor Co., Ltd.
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	At December 31, 2006	At December 31, 2005
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	137,778	108,896
Time deposits	45,713	23,172
Restricted Cash	-	2,478
Marketable Securities	20,531	-
Accounts receivable	6,007	8,025
Notes receivable	2,154	1,722
Prepaid expenses and other current assets	6,413	1,973
Amount due from an affiliate	133	-
Inventories	6,280	7,023
Income tax recoverable	-	11
Deferred tax assets	626	528
Total current assets	225,635	153,828

Non current assets
Investment in an affiliate	1,469	500
Property, plant and equipment, net	6,749	2,360
Rental deposits	52	11
Deposit paid for acquisition of property, plant and equipment	91	-
Acquired intangiable assets, net	3,787	1,889
Total non current assets	12,148	4,760

TOTAL ASSETS	237,783	158,588

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	15,715	13,086
Accrued expenses and other current liabilities	9,412	11,776
Other liabilities	692	71
Short-term bank loan	-	2,374
Income tax payable	2,258	-
Amount due to shareholders	10	-

Total current liabilities	28,087	27,307

Other liabilities	-	124
Total liabilities	28,087	27,431
Minority interest	486	582

Shareholders' equity
Ordinary shares	1	1
Additional paid-in capital	50,341	49,629
Accumulated other comprehensive income	4,396	1,224
Retained earnings	154,472	79,721

Total shareholders' equity	209,210	130,575

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	237,783	158,588

Actions Semiconductor Co., Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands of U.S. dollars, except per share data)

	Three months ended		Year ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Net revenues	49,538	39,899	170,363	149,622
Cost of revenues	(23,818)	(17,247)	(75,773)	(60,586)
Gross profit	25,720	22,652	94,590	89,036
Other income	477	167	1,634	1,122
Operating expenses:
Selling and marketing	(456)	109	(1,570)	(1,375)
General and administrative	(2,227)	(3,033)	(8,996)	(8,968)
Research and development	(2,147)	(1,324)	(9,543)	(7,825)
Total operating expenses	(4,830)	(4,248)	(20,109)	(18,168)
Income from operations	21,367	18,571	76,115	71,990
Interest income	1,496	568	4,876	1,148
Interest expense	-	(77)	(160)	(77)
Income before income taxes, equity in net loss of an affiliate and minority interests	22,863	19,062	80,831	73,061
Income taxes/benefit	(1,621)	822	(6,020)	526
Equity in net loss of an affiliate	(16)	-	(156)	-
Minority interests	38	18	96	18
Net income	21,264	19,902	74,751	73,605

Net income per share:
Basis and diluted per share:	0.04	0.04	0.14	0.15

Basic and diluted (per ADS)	0.25	0.24	0.87	0.91

Weighted-average shares used in computation	516,000,000	492,000,000	516,000,000	483,000,000

Weighted-average ADS used in computation	86,000,000	82,000,000	86,000,000	80,500,000

Actions Semiconductor Co., Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands of U.S. dollars)

	Year ended December 31, 2006	Year ended December 31, 2005
Operating activities:
Net income	74,751	73,605
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	991	459
Amortization of acquired intangible assets	990	239
Utilization of advance subsidy from local authorities of Zhuhai, the People's Republic of China (the "PRC")	(35)	(77)
Loss (Gain) on disposal of property, plant and equipment	65	(52)
Minority interests	(96)	(18)
Deferred tax	(98)	(521)
Equity in net loss of an affiliate	156	-
Fair value change in marketable securities	(29)	-
Changes in operating assets and liabilities:
Accounts receivable	2,086	(4,496)
Notes receivable	(420)	103
Inventories	911	(2,005)
Prepaid expenses and other current assets	(4,030)	(632)
Amount due from an affiliate	(133)	-
Income tax recoverable	11	(11)
Accounts payable	2,184	3,243
Accrued expenses and other current liabilities	(2,776)	7,328
Income tax payable	2,258	(25)

Net cash provided by operating activities	76,786	77,140

Investing activities:
Investment in an affiliate	(1,125)	(500)
Capital contribution from a minority shareholder	-	600
Rental deposit paid	(41)	-
Proceeds from disposal of property, plant and equipment	79	109
Increase in marketable securities	(20,502)	-
Purchase of property, plant and equipment	(5,793)	(1,429)
Purchase of acquired intangible assets	(1,910)	(1,697)
Decrease(increase) in restricted cash	2,563	(2,478)
Increase in time deposits	(21,471)	(23,172)

Cash used in investing activities	(48,200)	(28,567)

Financing activities:
Proceeds from short-term bank loans	5,291	2,374
Repayment of short-term bank loans	(7,665)	-
Advance subsidy from local authorities of Zhuhai, the PRC	447	124
Issue of shares	-	44,630
Amount due to shareholders	77,377	-
Repayment of amount due to shareholders	(77,367)	-
Dividend paid	-	(20,000)

Cash (used in) provided by financing activities	(1,917)	27,128

Effect of exchange rate changes	2,213	1,182

Net increase in cash and cash equivalents	28,882	76,883

Cash and cash equivalents at the beginning of the period	108,896	32,013

Cash and cash equivalents at the end of the period	137,778	108,896